Filed by Exelon Corporation
(Commission File No. 1-16169)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of
1934
Subject Company: Constellation Energy Group, Inc.
(Commission File No. 1-12869)
Beginning on April 28, 2011, Exelon used the following presentation in meetings with employees of its Exelon Nuclear business unit.

Exelon Nuclear and Constellation Energy Nuclear Group Growing our Strength: Safe and Reliable Electricity All Hands Meeting Friday, April 29, 2011

Exelon/Constellation – The Merger
Merger is a great opportunity for Exelon.
We’re merging two leading companies into an
industry leader with many operating advantages.
EDF will be our partner in CENG’s five units
The acquisition grows the nuclear fleet and allows
us to work closely with EDF.
This transaction will take some time to complete

4
EN/CENG
Exelon Nuclear
• Largest U.S. nuclear fleet
• Third largest in world
• 93.9% fleet capacity factor in 2010
• 8,700 employees
• Excellent INPO safety performance
Constellation Energy NG
• 50.01% ownership by CENG
• 49.99% ownership stake by EDF
• 93.9% fleet capacity factor in 2010
• 2,700 employees
• Excellent INPO safety performance

CENG at a Glance
Calvert Cliffs
Lusby, MD on the Eastern Shore
PWR, 2 units
1,750 megawatts (1975, 1977)
R.A. Ginna
Ontario, NY
PWR, 1 unit
581 megawatts (1970)
Nine Mile Point
Scriba, NY
BWR, 2 units
1,758 megawatts (1970, 1988)
Unit 2: CENG 82%, LIPA 18%

EDF at a Glance
World’s largest nuclear operator
Produces ~ 22% of EU electricity
Owns/Co-owns 30 nuclear sites
49.99% of CENG (5 reactors)
58 reactors in the French fleet
80% of British Energy (8 reactors)
Building 3 new plants in France
and Asia.

The Combined Companies
Combined nuclear assets
• Solidifies position as largest U.S. nuclear operator
• ~ 19,000 megawatts
• 11,000+ employees
• 164 million megawatt-hours in 2010
• 13 sites, licensee of 22 reactors
• IL, PA, NJ, NY & MD
Going forward
• CENG structured as a separate operating group
• Begin working relationship with EDF
• Eventual HQ move to KS

Exelon
Corporation
Exelon
Generation
Company LLC
RF HoldCo
LLC
PECO
BGE
Constellation
NewEnergy
Inc.
Constellation
Energy
Nuclear Group
LLC
50.01%
ComEd
Note: For illustrative purposes only. Not intended to represent legal or organizational structure
After the Merger
Constellation
Energy Group
Inc
Fossil , Hydro
and Other
Generation
Exelon Energy
Delivery
Company LLC
Nuclear,
Fossil, Hydro,
Wind & Solar
Generation
27

Next Steps
Shareholder approval
• Expected in Q3 2011
Regulatory approvals
• Expected by end of Q4 2011
Transaction close in Q1 2012
• Equity partnership with EDF to continue
• Site/unit integration accelerates
Integration of companies
• 2012 - 2013

10 Key Takeaways Great opportunity for Exelon It will take time to close the deal On-going communications will occur Our focus MUST be on safety and reliability Exelon Nuclear is growing!

11 Questions?

Forward –Looking Information
Cautionary Statements Regarding Forward-Looking Information
Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements”
within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation
Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation
Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6)
the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9)
the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at
www.sec.gov,
including: (1) Exelon’s 2010
Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results
of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the
quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial
Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s
Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12.
These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor
Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Forward –Looking Information
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Exelon intends to file with the SEC a registration statement on
Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY
HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY
BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the
SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398,
Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202.
Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330  or visit the SEC’s website for further information on its public reference room.
Participants in the Merger Solicitation
Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.